FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F x Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes o No x

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to Registrant's Form 6-K for the month of March 2019 and incorporated by reference herein is the Registrant's immediate report dated March 19, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: March 19, 2019

PRESS RELEASE

Formula Systems Reports the Results of the Fourth Quarter and Full Year 2018 with Record-Breaking Revenues of $1.5 Billion and Net Income Attributable to Shareholders of $32.2 Million for the Year

Operating income for the year increased by 51% year over year to $109.6 million

Or Yehuda, Israel, March 19, 2019 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2018.

Financial Highlights for the Fourth Quarter Ended December 31, 2018

•

Consolidated revenues for the fourth quarter increased by 7.4% to a record-breaking $393.7 million, reflecting record-breaking results recorded across Formula’s entire investment portfolio.  Revenues for the fourth quarter ended December 31, 2017 amounted to $366.5 million.

•

Consolidated operating income for the fourth quarter increased by 64.2% to $32.5 million, compared to $19.8 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the fourth quarter was $10.6 million, or $0.70 per fully diluted share, compared to $4.6 million, or $0.31 per fully diluted share, in the same period last year, reflecting an increase of 130.0%.

Financial Highlights for the Year Ended December 31, 2018

•

Consolidated revenues for the year increased by 10.2% to a record-breaking $1,493.0 million, reflecting record-braking results recorded across Formula’s entire investment portfolio.  Revenues for the year ended December 31, 2017 amounted to $1,355.1 million.

•

Consolidated operating income for the year increased by 50.6% to a record-breaking $109.6 million, compared to $72.8 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the year amounted to $32.2 million, or $2.13 per fully diluted share, compared to $10.4 million, or $0.68 per fully diluted share, in the same period last year, reflecting an increase of 211.1%.

•

As of December 31, 2018 Formula held 49.21%, 48.08%, 45.21%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

•

Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $295.6 million as of December 31, 2018, compared to $260.8 million as of December 31, 2017.

•

Total equity as of December 31, 2018 was $805.1 million (representing 48.4% of the total balance sheet), compared to $772.9 million (representing 49.4% of the total balance sheet) as of December 31, 2017.

•

As of December 31, 2018 Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under a loan granted by a financial institution.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report our full year 2018 record breaking results with a strong finish reflecting continued growth in all major financial indices recorded across our entire investment portfolio.”

“In 2018, Matrix reached all-time high in all its financial indices for the quarter and for the entire year, reporting revenues of NIS 870.7 million in the fourth quarter and NIS 3.2 billion for the full year of 2018, reflecting an increase of 10.9% and 13.7% year over year, respectively. Gross profit amounted to NIS 137.1 million for the fourth quarter and NIS 465.1 million for the full year of 2018, reflecting an increase of 10.6% and 16.8% year over year, respectively. Operating income for the quarter amounted to NIS 68.3 million and NIS 220.6 million for the full year of 2018, reflecting an increase of 11.4% and 21.6% year over year, respectively, and net profit reached NIS 44.0 million for the fourth quarter and NIS 144.2 million for the full year of 2018, reflecting an increase of 10% and 13.9% year over year, respectively.”

“With many changes taking place in the business arena in general and in the technology arena in particular, Matrix continues to adhere to its core values of innovation, professionalism, agility, stable management and transparency, which allow it to continue its growth, protect its position as a leader in the Israeli IT services market, and develop and improve its positioning in both the Israeli and the North-American markets by breaking into new fields.”

“Matrix continues its growth by providing strategic consulting to its customers, winning and managing projects and mega-projects and through mergers and acquisitions in both Israel and abroad.”

“I am very pleased with Matrix’s results for 2018 and that Matrix's operations in the US show prominent contribution to its growth, comprising approximately 12.1% of Matrix’s revenues for 2018 and 26.1% of its operating profit for the year.”

“Sapiens had a strong finish to 2018, closing a year of outstanding financial performance with another quarter of growth and profitability by executing on its key objectives. In non-GAAP1  terms, Sapiens’ revenues for the fourth quarter of 2018 totaled $73.4 million and $290.3 for the full year of 2018, reflecting an increase of 1.4% and 6.7% year over year, respectively. The Non-GAAP operating income of Sapiens increased by 18.7% to a record breaking result of $10.8 million during the fourth quarter of 2018 and by 71.4% to a record breaking result of $39.6 million for the full year of 2018, with operating margin for the fourth quarter increasing by 230 basis points to 14.8% and by 510 basis points to 13.6% for the full year of 2018. Non-GAAP net income for the fourth quarter increased by 31.7% to $7.9 million and by 83.8% to $28.3 million for the full year of 2018.”

“Sapiens results reflect the expanding of its P&C businesses in key markets, such as EMEA, cost managing and aligning of R&D investments with its growth segments, winning new deals, acquiring companies, completing the integration of Stream and Adaptik operations (which accelerated the growth of its US P&C business), reaching meaningful headway in the L&A business and performing synergies and cost control.”

“I am pleased with Sapiens winning new business and earning increased industry recognition as a result of Sapiens expending its solutions and services offerings from both product development initiatives and acquisitions, as well as its continues collaborations with Insurtech groups which complement its core offerings.”

“Magic had a strong finish to 2018 with double-digit growth for the full year of 2018, powered by strong demand across its entire portfolio and throughout all of its regions. Magic enjoyed nine year consecutive all-time high annual revenues of $284 million and non-GAAP2 operating income of $39.5 million for the full year of 2018, reflecting an increase of 10% and 12% year over year, respectively, driven primarily by organic growth. Magic expects its momentum to continue into 2019 due to its strong financial position, coupled with activity to promote and grow its markets performed during 2018”.

“TSG expanded in 2018 its local operations by entering to new fields like Spectrum Control, Setup & Operation of Data Centers and Municipality Command & Control and in addition continued to expand its activities in the Cyber Security and Smart City arenas in Israel and abroad. In 2019, TSG expects to continue expanding its activities abroad in the areas of Cyber Security and in Command & Control solutions (specially Air Defense Command & Control).”

“Lastly, I am happy to conclude a successful year in Michpal, after the official launch of its new pension product and service line, "Michpal Pension" and "Michpal PensionPlus" in January 2018, which led to a 25% increase in revenues year over year.”

“Michpal recently launched a supplement service line, "Michpal 360", specially tailored for payroll service providers allowing them to offer their clients to digitally report their employees’ pension fund payments to their respective pension funds as required by law.”

“Furthermore, during November 2018 Michpal expanded its business through the acquisition of an 80% share interest in Effective Solutions Ltd, an Israeli company that provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring. The two companies have launched, in November 2018, a new service called ‘Michpal YEDA’, adopted by more than 50% of Michpal's customers, which allows clients to consult with team of experienced professionals, including employment attorneys and HR experts, with respect to payroll, labor, pensions, social security and employee income tax matters.”

“The acquisition of Effective Solutions and the launch of Michpal YEDA are important steps in the execution of our growth strategy to expand Michpal’s market share by offering clients comprehensive and holistic solutions in the payroll software and services market encompassing payroll, labor laws, employee income taxes, pensions and provident funds – all under one rooftop.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company's performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business or financial position.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues	1,492,988	1,355,139	393,700	366,539
Cost of revenues	1,159,676	1,058,316	304,820	285,728
Gross profit	333,312	296,823	88,880	80,811

Research and development costs, net	41,223	39,853	9,884	10,394
Selling, general and administrative expenses	182,472	184,164	46,518	50,635	(*)
Operating income	109,617	72,806	32,478	19,782

Financial expenses, net	8,256	21,119	890	4,079	(*)
Income before taxes on income	101,361	51,687	31,588	15,703

Taxes on income	24,335	13,371	8,315	1,537
Income after taxes	77,026	38,316	23,273	14,166

Group’s share of profits of companies accounted for at equity, net	369	1,124	435	607
Net income	77,395	39,440	23,708	14,773

Net income attributable to non-controlling interests	45,190	29,088	13,133	10,175	(*)
Net income attributable to Formula Systems'shareholders	32,205	10,352	10,575	4,598

Earnings per share (basic)	2.18	0.72	0.72	0.31	(*)
Earnings per share (diluted)	2.13	0.68	0.70	0.31	(*)

Number of shares used in computing earnings per share (basic)	14,740,462	14,436,763	14,745,338	14,729,199
Number of shares used in computing earnings per share (diluted)	15,571,838	14,731,603	15,583,133	14,731,898

(*) Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	December 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	268,839	245,947
Short-term deposits	16,881	735
Marketable securities	9,913	14,138
Trade receivables	441,509	385,778
Prepaid expenses and other accounts receivable	39,930	44,904
Inventories	3,882	3,299
Total current assets	780,954	694,801

LONG-TERM ASSETS:
Deferred taxes	14,214	15,878
Prepaid expenses and other accounts receivable	22,774	16,581
Total long-term assets	36,988	32,459

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	25,652	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	29,182	29,807

NET INTANGIBLE ASSETS AND GOODWILL	791,691	781,255

TOTAL ASSETS	1,664,467	1,563,637

CURRENT LIABILITIES:
Interest-bearing loans and borrowings	71,180	70,819
Debentures	55,822	4,826
Trade payables	118,786	95,339
Deferred revenue	59,850	58,905
Employees and payroll accrual	101,591	111,707
Other accounts payable	67,217	53,145
Dividends payable	5,015	-
Liabilities in respect of business combinations	5,602	6,811
Put options of non-controlling interests	40,926	31,395
Total current liabilities	525,989	432,947

LONG-TERM LIABILITIES:
Interest-bearing loans and borrowings	139,527	135,616
Debentures	114,902	133,739
Other long-term liabilities	8,032	7,244
Deferred taxes	35,195	36,605
Deferred revenues	4,906	9,340
Liabilities in respect of business combinations	6,020	4,711
Put options of non-controlling interests	15,875	21,481
Employee benefit liabilities	8,884	9,032
Total long-term liabilities	333,341	357,768

EQUITY
Equity attributable to Formula’s shareholders	367,370	359,202
Non-controlling interests	437,767	413,720
Total equity	805,137	772,922

TOTAL LIABILITIES AND EQUITY	1,664,467	1,563,637
FORMULA SYSTEMS (1985) LTD.
STAND-ALONE STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	December 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	31,411	14,842
Prepaid expenses and other accounts receivable	8,106	3,733
Total current assets	39,517	18,575

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	114,133	115,433
Sapiens International Corporation N.V.	169,867	172,738
Magic Software Enterprises Ltd.	108,829	98,898
Other	54,056	53,408
Total Investments in subsidiaries and a jointly controlled entity	446,885	440,477

OTHER LONG TERM RECEIVABLES	2,733	2,400

PROPERTY, PLANTS AND EQUIPMENT, NET	3	5

TOTAL ASSETS	489,138	461,457

CURRENT LIABILITIES:
Interest-bearing loans and borrowings	12,422	13,413
Debentures	44,589	4,044
Trade payables	83	112
Employees, payroll accrual and other accounts payable	1,541	3,729
Dividends payable	5,015	-
Total current liabilities	63,650	21,298

LONG-TERM LIABILITIES:
Interest-bearing loans and borrowings	11,793	25,498
Debentures	46,325	55,459
Total long-term liabilities	58,118	80,957

EQUITY	367,370	359,202

TOTAL LIABILITIES AND EQUITY	489,138	461,457
(*) The investments' carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.

Footnotes

1 These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Sapiens’ press release issued on February 26, 2019

2 These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Magic Software Enterprises’ press release issued on March 4, 2019